                                                                  EXHIBIT 23.10

October 28, 1996

James H. Duncan, Jr.
Duncan's American Radio
10905 Rooked Stick Lane
Carmel, IN 46032

Dear Jim:

  American Radio Systems Corporation plans to file a Registration Statement in compliance with the Securities Act of 1933, as amended. As part of that filing we are seeking approval from you to include certain statistics about our radio stations and their markets that are available in your publications for which we subscribed. Please sign in the area provided below providing us with permission to use this information.

  Thank you for your cooperation in this matter.

Sincerely

/s/ Justin D. Benincasa

Justin D. Benincasa
Vice President and Corporate Controller

Signed: /s/ James H. Duncan Jr.

Date: /s/ 28 October 1996

Name: James H. Duncan Jr.

Title: President